UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2007
                        COMMISSION FILE NUMBER 000-51576

                             ORIGIN AGRITECH LIMITED
                 (Translation of registrant's name into English)

         No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

        $40 Million Guaranteed Senior Secured Convertible Notes Financing
        -----------------------------------------------------------------

Origin Agritech Limited ("Origin" or "the Company") entered into a Notes Purchase Agreement with entities affiliated with Citadel Investment Group, L.L.C. ("Citadel") on July 25, 2007. Pursuant to the Notes Purchase Agreement, Citadel purchased $40 million in principal amount of guaranteed senior secured convertible notes (the "Notes") issued by the Company.

The Notes are secured by the shares of certain of the Company's subsidiaries. All of the Company's existing and future subsidiaries are obligated, to the extent such subsidiary is permitted under applicable laws to do so and subject to exceptions for certain reporting requirements, to guarantee the payment and performance of the Company's obligations with respect to the Notes.

The Notes bear interest at a rate of 1% per annum, payable semi-annually in arrears, and will be redeemed by the Company on July 25, 2012, the maturity date of the Notes. The Notes may not be redeemed at the election of the Company, in whole or in part at any time prior to the maturity date. However, as at June 30 or December 31 of any year, commencing with December 31, 2008, the Company will be required to redeem part of the Notes if the then effective conversion price of the Notes is below a certain threshold. The holders of the Notes may also require the Company to repurchase all or a portion of their Notes under certain circumstances, including upon the occurrence of specified change in control, asset sale and de-listing events.

The Notes are convertible into shares of common stock of the Company at an initial conversion price of $11.50 per share. However, unless and until shareholder approval of the issuance of the Notes is obtained, the aggregate number of shares of Company common stock issuable upon the conversion of any Notes is limited to 19.99% of the number of shares of Company common stock outstanding on July 25, 2007. The conversion price is subject to adjustment in certain circumstances, including semi-annual reset of the conversion price commencing from December 31, 2008 and upon occurrence of certain dilutive events, in each case subject to certain conditions.

Origin intends to utilize net proceeds of this financing for future acquisitions and working capital needs.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ORIGIN AGRITECH LIMITED

                                        By: /s/ Dr. Han Gengchen
                                            ------------------------------------
                                            Name:    Dr. Han Gengchen
                                            Title:   Chief Executive Officer

Date: July 26, 2007

                                     EXHIBIT


Exhibit Number          Description
--------------          --------------------------------------------------------
   99.1                 Press release regarding notes financing.